January 20, 2006


Mr. Roberto Oliveira de Lima
Chief Executive Officer
Tele Leste Celular Participacoes S.A.
Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil


	Re:	Tele Leste Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 1-14481

Dear Mr. De Lima:

      We have reviewed your supplemental response letter dated January 6, 2006 as well as your filing and have the following comments. As noted in our comment letter dated June 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.



Form 20-F for Fiscal Year Ended December 31, 2004

Note 34.  Summary of the differences between Brazilian and US
GAAP,
page F-38

h.  Earnings per share, page F-41

1. We note your response to prior comment 1, in particular the final
sentence of that response. Clarify for us what the contractual principal amount of the common share is. In this regard, we note
that the common stock is without par value.    Provide us with
additional information as to how you arrived at your conclusion that allocation of the accumulated losses to the preferred shareholders is appropriate once the principal amount of the common shares has been absorbed, citing specific portions of the accounting literature as appropriate.

m.  Derivative instruments, page F-43

2. We note your responses to prior comments 3 and 4. Please confirm that you have performed the calculation outlined in your response to comment 4 at the end of each quarter. We understand that you assessed the amount of hedge ineffectiveness against the amounts being hedged in order to demonstrate that the hedge was highly effective. However, hedge ineffectiveness is required to be recognized under US GAAP in the income statement, and we understand that you have not done so based upon your assessment of materiality.
Accordingly, provide us with a materiality assessment (refer also to
SAB 99) of the unrecognized hedge ineffectiveness with respect to US
GAAP net income (loss) and earnings (loss) per share.


*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Roberto Oliveira de Lima
Tele Leste Celular Participacoes S.A.
January 20, 2006
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